January 27, 2006

Christian T. Sandoe, Esq.

Senior Counsel

Securities and Exchange Commission

901 E Street, N.W.

9th Floor

Washington, D.C. 20004

Re:	Aberdeen Global Income Fund, Inc. (“Fund”)

Dear Mr. Sandoe:

As requested in your comments of January 23, 2006 with respect to the Fund’s preliminary proxy statement filed with the Securities and Exchange Commission (“SEC”) on January 13, 2006 in connection with the Fund’s 2006 Annual Meeting of Stockholders, the undersigned hereby acknowledges on behalf of the Fund that:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure contained in the proxy statement;

•	Comments of the staff of the SEC (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	The Fund may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please do not hesitate to contact the undersigned at 215-405-5716 if you have any questions concerning the foregoing.

ABERDEEN GLOBAL INCOME FUND, INC.

By:	/s/ Alan Goodson
Alan Goodson, Secretary

800 Scudders Mill Road

Plainsboro, NJ 08536